June 15, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC  20549-7010
Attention:  Zafar Hasan

Re:	Pharmacopeia Drug Discovery, Inc. (the “Registrant”)
Registration Statement on Form S-3
File No. 333-134670

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:00 p.m. (Eastern Standard Time) on June 19, 2006, or as soon thereafter as practicable.

The Registrant acknowledges that:

1.      Should the Securities and Exchange Commission (the “Commission”) or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing.

2.      The action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

3.      The Registrant may not assert the staff’s comments or the declaration of effectiveness of the Registration Statement by the Commission as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PHARMACOPEIA DRUG DISCOVERY, INC.

/s/ Stephen C. Costalas
Stephen C. Costalas, Esq.
Executive Vice President,
General Counsel and Secretary

cc:	Brian M. Posner
Ella DeTrizio, Esq